Traqer Corp.

910 Sylvan Avenue, Suite 150

Englewood Cliffs, NJ 07632

March 17, 2016

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Traqer Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 8, 2016

File No. 333-207552

This is our response to the oral comment given on March 14, 2016 regarding the above referenced filing. As requested, we have provided the response to the question raised by the Staff. For your convenience, the matter is listed below, followed by the Company’s response:

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

1. Please reconcile the information in this Section with the language in the promissory notes that are filed as Exhibits 10.3 and 10.4.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to state that subsequent to November 30, 2015, Bess Lipschutz and Shlomit Frommer advanced the Company an additional $44,000 to fund operations. The Company then converted a total of $50,000 (this $44,000 plus $6,000 previously advanced prior to November 30, 2015) of advances from Bess Lipschutz and Shlomit Frommer into promissory notes, of which $34,900 is to be repaid in full on February 1, 2018 and $15,100 is to be repaid in full on April 1, 2018. No interest will accrue until after the respective maturity dates, at which time any unpaid principal balance will bear an annual interest rate of 3.5%.

We have also revised Note 6 of the financial statements (Page F-13) accordingly.

The notes which represent the aggregate of $34,900 were previously filed as exhibits 10.3 and 10.4. The notes which represent the aggregate of $15,100 are being filed as exhibits 10.5 and 10.6 to this current amendment.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Traqer Corp.

By:	/s/ Bess Audrey Lipschutz
Name:	Bess Audrey Lipschutz
Title:	Chief Executive Officer and Director